EXHIBIT 99.10


YAMANA GOLD INC.
CONSOLIDATED BALANCE SHEETS
Prepared by management
(In U.S. dollars)

                                        August 31, 2003        February 28, 2003
--------------------------------------------------------------------------------
                                            (Unaudited)
ASSETS
Current
   Cash and cash equivalents           $     14,742,408       $          722,344
   Amounts receivable                            87,571                  216,330
   Inventory (Note 3)                         3,092,205                        -
   Advances and deposits                        103,505                   39,940
--------------------------------------------------------------------------------

                                             18,025,689                  978,614
Capital Assets
   Fixed assets (Note 4)                     13,691,191                  443,067
   Mineral properties (Note 5)               36,438,740                5,199,125
--------------------------------------------------------------------------------

                                       $     68,155,620       $        6,620,806
--------------------------------------------------------------------------------

LIABILITIES
Current
   Accounts payable and accrued
    liabilities                        $      2,480,891       $          709,815
   Accrued liabilities payable
    in stock                                          -                  603,311
   Note payable                                  42,414                   37,308
--------------------------------------------------------------------------------
                                              2,523,305                1,350,434

Long Term
   Environmental liabilitiy accrual           5,790,000                        -
   Future income tax liabilities              1,907,044                1,500,357
--------------------------------------------------------------------------------

                                             10,220,349                2,850,791
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Capital stock
   Authorized
     Unlimited number of first preference
        shares without par value issuable
        in series
     Unlimited number of common shares
        without par value
   Issued and outstanding
     40,128,671 common shares (Note 6)
     (February 28, 2003 - 2,910,501 shares)   25,283,937               3,515,544

   Subscription for shares not yet issued
     (Note 6)                                 36,700,188                       -
   Shares to be issued                                 -               1,285,913

Share purchase warrants and other              1,222,761               2,459,147

Deficit                                      (5,271,615)             (3,490,589)
--------------------------------------------------------------------------------

                                              57,935,271               3,770,015
--------------------------------------------------------------------------------

                                       $      68,155,620      $        6,620,806
--------------------------------------------------------------------------------

YAMANA GOLD INC.
CONSOLIDATED STATEMENTS
OF OPERATIONS AND DEFICIT
Unaudited prepared by management
(In U.S. dollars)

                                                                   Three months ended                      Six months ended
                                                            August 31, 2003   August 31, 2002       August 31, 2003  August 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
  EXPENSES

        General and administrative                          $       422,817   $       365,216       $       756,791  $       618,859

        General exploration                                             348             2,848                 3,436            3,315

        Mineral property and other asset write-offs                  18,088             2,858                73,740          188,232

        Severance costs                                             709,815                 -               709,815                -
------------------------------------------------------------------------------------------------------------------------------------

  OPERATING LOSS                                                (1,151,068)         (370,922)           (1,543,782)        (810,406)

        Investment and other business income                         49,502            35,037                51,140           37,649

        Interest and financing expense                            (247,684)            96,826             (251,394)        (250,469)
------------------------------------------------------------------------------------------------------------------------------------

  NET LOSS                                                      (1,349,250)         (239,059)           (1,744,036)      (1,023,226)

  DEFICIT, BEGINNING OF THE PERIOD                              (3,910,035)         (615,175)           (3,490,589)                -
------------------------------------------------------------------------------------------------------------------------------------

                                                                (5,259,285)         (854,234)           (5,234,625)      (1,023,226)


  INTEREST ON CONVERTIBLE NOTES                                    (12,330)          (24,660)              (36,990)         (49,320)
------------------------------------------------------------------------------------------------------------------------------------

  DEFICIT, END OF THE PERIOD                                $   (5,271,615)   $     (878,894)       $   (5,271,615)  $   (1,072,546)
------------------------------------------------------------------------------------------------------------------------------------

  BASIC AND DILUTED LOSS PER SHARE                                  ($0.06)   $        (0.11)       $        (0.12)  $        (0.47)
------------------------------------------------------------------------------------------------------------------------------------

  Weighted average number of
  Shares outstanding (in thousands)                                  24,600             2,087                15,397            2,152

          Note: In the opinion of management of Yamana, all adjustments of a normal recurring nature have been included in these financial statements to provide a fair statement of results for the periods presented. The results of those periods are not necessarily indicative of the results for the full year.

YAMANA GOLD INC.
CONSOLIDATED STATEMENTS
OF CASH FLOWS
Unaudited-prepared by management
(In U.S. dollars)


                                                                   Three months ended                      Six months ended
                                                            August 31, 2003   August 31, 2002       August 31, 2003  August 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
  OPERATING ACTIVITIES
        Net loss for the period                             $   (1,349,250)   $     (432,711)       $   (1,744,036)  $   (1,023,226)
        Items not involving cash
          Services paid in common shares                            856,177                 -               837,985                -
          Depreciation and depletion                                  1,231             2,559                 3,302            6,487
          Mineral property and other asset write-offs                18,088             2,858                73,740          188,232
          Liabilities payable in common shares                            -           396,298                                396,298
          Interest expense on First Preference Shares,
            Series 1                                                      -            96,826                     -          250,469
------------------------------------------------------------------------------------------------------------------------------------


                                                                  (473,754)            65,830             (829,009)        (181,740)

         Net change in non-cash working capital                      81,793         (104,721)               113,860        (490,640)
------------------------------------------------------------------------------------------------------------------------------------

                                                                  (391,961)          (38,891)             (715,149)        (672,380)
------------------------------------------------------------------------------------------------------------------------------------

  FINANCING ACTIVITIES
        Issue of common shares and warrants for cash                289,080                 -               387,359          475,000
        Subscription for shares not yet issued                   39,507,403            32,000            39,507,403           32,000
        Issue costs                                             (3,056,007)                 -           (3,111,850)                -
        Interest expense on convertible notes                      (12,330)                                (36,990)
------------------------------------------------------------------------------------------------------------------------------------

                                                                 36,728,146            32,000            36,745,922          507,000
------------------------------------------------------------------------------------------------------------------------------------

  INVESTING ACTIVITIES
        Business acquisition of Brasileiro, net of cash        (21,165,000)                 -           (21,165,000)               -
        Expenditures on mineral properties                           53,783                 -               (95,916)               -
        Purchase of equipment                                     (746,491)                 -              (749,793)               -
        Return of deposit                                                 -                 -                      -             200
------------------------------------------------------------------------------------------------------------------------------------

                                                               (21,857,708)                 -           (22,010,709)             200
------------------------------------------------------------------------------------------------------------------------------------

  INCREASE (DECREASE) IN CASH                                    14,478,477           (6,891)             14,020,064       (165,180)

  CASH, BEGINNING OF THE PERIOD                                     263,931            55,286                722,344         213,575
------------------------------------------------------------------------------------------------------------------------------------

CASH, END OF THE PERIOD                                     $    14,742,408   $        48,395       $     14,742,408 $        48,395
------------------------------------------------------------------------------------------------------------------------------------


SUPPLEMENTARY INFORMATION REGARDING
OTHER NON-CASH TRANSACTIONS
  Financing Activities
        Extinguishment of loan and accrued interest
        payable on sale of mineral properties and
        related assets                                                    -                 -                      -     (3,293,185)

        Issue of common shares on conversion of
        First Preference Shares                                           -                 -                      -          10,521

        Issue of common shares for Santa Elina assets            18,325,385                               18,325,385

  Equity component of convertible notes
        Accrued interest charged to deficit                          12,330             24,660                36,990          49,320
        Payment of interest in common shares                       (49,320)           (49,320)              (49,320)        (49,320)
        Payment of principal in common shares                   (1,479,600)                  -           (1,479,600)               -

  Conversion of First Preference Shares into common shares
        Liability component of First Preference Shares                    -                  -                     -         (7,293)
        Equity component of First Preference Shares                       -                  -                     -         (3,228)

  Investing Activities
        Sale of mineral properties and related assets                     -                  -                     -       3,293,185
        Expenditures on mineral properties                     (18,325,385)                  -          (18,325,385)               -

Notes to the Unaudited Interim Consolidated Financial Statements
As at August 31, 2003 and for the six months ended August 31, 2003 and 2002 (in U.S. dollars)

1.   Basis of presentation

The accompanying interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada. These interim financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of the Company. These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

Significant new accounting policy
---------------------------------

Provision for reclamation and closure
Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements. The fair value of the estimated reclamation and closure expenses for Fazenda Brasileiro and Sao Vicente were recorded as a liability on acquisition. Fair value was determined as the discounted future cash expenditures. Additional charges to operations on a unit-of-production basis are made to fully accrue reclamation and closure expenses over the lives of the operations.

In management's opinion, all adjustments necessary for fair presentation have been included in these financial statements. Readers are advised that the operating results for the six months ended August 31, 2003 may not be indicative of the results that might be expected for the full year ended February 29, 2004.

Certain amounts for fiscal 2003 have been reclassified to conform with the current year's presentation.

On July 30, 2003 the name of the Company was changed to Yamana Gold Inc.

On August 12, 2003 the outstanding common shares then outstanding were consolidated on the basis of one new common share for 27.86 existing common shares. The share and per share information is presented as if the consolidation took place March 1, 2002.

2.   Business acquisition

Purchase of Mineracao Fazenda Brasileiro S.A. ("Fazenda Brasileiro")

On August 12, 2003, Yamana acquired all of the outstanding shares of Fazenda Brasileiro. On August 15, 2003 Fazenda Brasileiro acquired all of the assets of the Fazenda Brasileiro gold mine from Companhia Vale do Rio Doce for $20,900,000 in cash. Acquisition costs of $265,000 were incurred by Yamana. The acquisition will be accounted for using the purchase method with the results of Brasileiro being included with those of the Company from August 15, 2003.

The allocation of the purchase price will be based upon the fair values of the net assets of Brasileiro at the date of acquisition and is summarized as follows:

  (dollars in thousands)
  Purchase price:
        Cash                                                     $        20,900
        Estimated acquisition costs                                          265
  ------------------------------------------------------------------------------
                                                                 $        21,165
  ------------------------------------------------------------------------------
  Net assets acquired:
        Inventory                                                $         1,539
        Other non-cash working capital                                       193
        Property, plant and equipment                                     12,331
        Mineral properties                                                12,384
        Other long-term liabilities                                      (5,282)
  ------------------------------------------------------------------------------
                                                                 $        21,165
  ------------------------------------------------------------------------------

3.   Inventories

  ------------------------------------------------------------------------------
  |                              |     August 31, 2003   |   February 28, 2003 |
  |------------------------------|-----------------------|---------------------|
  |   Metal in circuit           |    $        169,873   |   $               - |
  |------------------------------|-----------------------|---------------------|
  |   Ore stockpiles             |             298,632   |                   - |
  |------------------------------|-----------------------|---------------------|
  |   Materials and supplies     |           1,888,423   |                   - |
  |------------------------------|-----------------------|---------------------|
  |   Product inventories        |             735,277   |                   - |
  |------------------------------|-----------------------|---------------------|
  |   Inventories                |    $      3,092,205   |   $               - |
  ------------------------------------------------------------------------------

4.   Fixed assets

                                                        As at
  ------------------------------------------------------------------------------
  |                                  |  August 31, 2003   |   February 28, 2003|
  |----------------------------------|--------------------|--------------------|
  |   Property plant and equipment - |                    |                    |
  |   Fazenda Brasileiro             | $     12,094,946   |   $               -|
  |----------------------------------|--------------------|--------------------|
  |   Other fixed assets             |        1,596,245   |             443,067|
  |----------------------------------|--------------------|--------------------|
  |                                  | $     13,691,191   |   $         443,067|
  ------------------------------------------------------------------------------


Depreciation of the Fazenda Brasileiro property plant and equipment for the 16 days ending August 31, 2003 has been included within the value of inventory as the gold produced during the period was not sold as at August 31, 2003. The depreciation included in inventory will be expensed in the period that the August production is sold.

5.   Mineral properties

Mineral properties are comprised as follows:

                                                        As at
  ------------------------------------------------------------------------------
  |                                 |   August 31, 2003   |  February 28, 2003 |
  |---------------------------------|---------------------|--------------------|
  |    Fazenda Brasileiro (note 2)  |   $    12,786,574   |  $               - |
  |---------------------------------|---------------------|--------------------|
  |    Santa Elina                  |         9,878,449   |                  - |
  |---------------------------------|---------------------|--------------------|
  |    Chapada Properties           |         8,790,138   |                  - |
  |---------------------------------|---------------------|--------------------|
  |    Argentine Properties         |         4,976,973   |          5,063,290 |
  |---------------------------------|---------------------|--------------------|
  |    Other                        |             6,606   |            135,835 |
  |---------------------------------|---------------------|--------------------|
  |                                 |   $    36,438,740   |  $       5,199,125 |
  ------------------------------------------------------------------------------

The Company has concluded the acquisition of the Santa Elina Properties and the Chapada Properties from Santa Elina Mines Corporation and its affiliates. This resulted in the issuance of common shares that comprise 83.4% of the issued and outstanding common shares of Yamana subsequent to the acquisitions but prior to the exchange of subscription receipts (note 6 vii). Subsequent to the issuance of shares on the exchange of the 46,250,000 subscription receipts, Santa Elina and its affiliate will hold approximately 38.8% of the issued and outstanding common shares of the company.

Santa Elina Properties
----------------------

On August 12, 2003, Yamana acquired the rights to the Santa Elina Properties through the acquisition of all of the shares of Mineracao Bacilandia Ltda. and Santa Elina Desenvolvimento Mineral S.A. ("Santa Elina Companies"), companies incorporated to acquire the Santa Elina Properties. Pursuant to the share purchase agreement, the Company issued 14,677,380 common shares and 7,338,690 share purchase warrants for the Santa Elina Properties. The properties have been recorded at the carrying cost of the vendor. Costs of acquisition are estimated to be $192,000.

Chapada Properties
------------------

On August 12, 2003, Yamana acquired all of the shares of Mineracao Maraca Industria e Comercio S.A. ("Mineracao Maraca"), an affiliate of Santa Elina, and the holder of the Chapada Properties. Pursuant to the Chapada purchase agreement the aggregate consideration paid by Yamana was the issuance of 20,208,333 common shares and 10,104,166 share purchase warrants for the Chapada Properties. The properties have been recorded at the carrying cost of the vendor. Costs of acquisition are estimated to be $192,000.

6.   Capital stock

Common shares issued and outstanding:

                                                  Number of
                                                  Common Shares         Amount
--------------------------------------------------------------------------------
Balance at February 28, 2003 post  consolidation        2,910,501   $  3,515,544

Private  placement (note i)                                28,780         78,289
Payment of accounts payable (note ii)                     842,250        837,985
Exercise of options                                         8,076         16,536
Issued on redemption of First Preference
  Shares (note iii)                                       388,457      1,285,913
Issued  on  conversion  of  convertible
  notes  (note  iv)
        Principle                                       1,027,229      1,479,600
        Interest                                           37,665         49,320
Issue for Santa Elina assets (note v)                  34,885,713     18,325,385
Issue  costs                                                    -      (304,635)
--------------------------------------------------------------------------------
Balance  at August  31,  2003                          40,128,671   $ 25,283,937
================================================================================

i) During the six month period ended August 31, 2003, Yamana completed the following private placements
     a) 7,178 units at a price of C$4.18 per unit. Each unit consisted of one common share of Yamana and one common share purchase warrant of Yamana exercisable for three years from the closing date at an exercise price of C$5.57. Yamana also issued 718 underwriter's warrants exercisable up to 2 years from the closing date at an exercise price of C$5.29.
     b) 21,602 shares at a price of C$1.57 per share. In addition, warrants totalling 21,601 and 2,601 broker warrants exercisable for up to four years from the closing date, at an exercise price of Cdn$2.09 per share, were issued.

ii) The Company settled various trade payables by the issue of common shares including the issue of 350,000 shares to a director, in part settlement of severance entitlements.

iii) During the year ended February 28, 2003, Yamana agreed to purchase 5,560,000 preference shares and the rights to dividends in exchange for 388,457 Yamana common shares. The preference shares redeemed for common shares on the basis of 0.046 common shares for each preference share and one common share for each $2.72 of accrued dividends. Yamana also agreed to grant a 2% NSR on La Paloma, a Yamana gold property in Santa Cruz province, Argentina for the surrender of 1,000,000 preference shares. The common shares were issued in April.

Warrants that were originally issued with the preferred shares that were purchased or surrendered were amended such that the expiration date was extended from February 9, 2004 to December 31, 2004 and the exercise price was reduced from Cdn$4.18 to Cdn$3.48 per share.

iv) The Company settled the 8% convertible notes, principle and interest, which matured on July 17, 2003 by the issue of common shares.

v) See note 5.

On July 31, 2003 the Company accepted subscriptions for 46,250,000 subscription receipts at a price of Cdn$1.20 per receipt. Each subscription receipt entitles the holder to exchange the receipt for one common share and one half of a warrant. One warrants entitles the holder to purchase one common share for Cdn$1.50 until July 31, 2008. On October 7, 2003 the subscription receipts where exchanged for 46,250,000 common shares and 23,125,000 warrants. Subsequent to August 31, 2003 the proceeds of $39.7 (Cdn$55.5 million) were recorded as $32.1 million as share capital and $7.6 million share purchase warrants before issue costs of $3.0 million.

On July 31, 2003, 5,000,000 options were allocated to management at a strike price of Cdn$1.67 for a 10 year period, of which 4,600,000have been issued and 400,000 remain allocated and subject to issue. The Company agreed to grant these options with an exercise price equal to the issue price of the subscription receipts. As these options were subsequently granted at an exercise price of $1.67 per share, to accommodate the difference in value, the Company has committed to issue 808,000 Common Shares to the optionees on a pro rata basis. The issuance of these common shares is subject to shareholder approval.

If the Company had included share purchase options granted to employees in the calculation of compensation expense, net earnings would be as follows:

                                     Three Months Ended         Six Months Ended
                                     August 31                  August 31
(in thousands)
                                     2003          2002         2003      2002
                                     -------------------------------------------
Net loss                             $1,349        $239         $1,744    $1,023
Pro forma compensation expense        2,934         Nil          2,934      Nil
                                     -------------------------------------------
Pro forma net loss                   $4,283        $239         $4,678    $1,023
                                     ===========================================
Pro forma basic and diluted loss
        per share                    $0.29         $0.11        $0.30     $0.47
                                     ===========================================

Pro forma compensation expense is determined using an option-pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 70%, an annual risk free interest rate of 4.5% and expected lives of 3 years.

7.   Segmented information

Yamana considers its business to consist of one reportable operating segment, the acquisition, exploration and development of mineral properties, primarily in Brazil and Argentina. Fixed assets referred to below consist of land, buildings and equipment, and mineral properties.

                                                        As at
                                          August 31, 2003   February 28, 2003
--------------------------------------------------------------------------------
Fixed assets at the end of the quarter
  Argentina                                    $5,410,530          $5,496,847
  Brazil                                       44,703,677             129,228
  Other                                            15,724              16,117
--------------------------------------------------------------------------------
                                              $50,129,931          $5,642,192
--------------------------------------------------------------------------------

8.   Related party transactions

Related  party   transactions,   not  disclosed  elsewhere  in  these  financial
statements, during the six month period were as follows:

--------------------------------------------------------------------------------
|                                     |             Six months ending          |
|-------------------------------------|----------------------------------------|
|                                     | August 31, 2003    |   August 31, 2002 |
|-------------------------------------|--------------------|-------------------|
|Reimbursement of financing and       |                    |                   |
|acquisition cost incurred by         |                    |                   |
|Santa Elina on behalf of the         |                    |                   |
|Company                              |                    |                   |
|-------------------------------------|--------------------|-------------------|
|                     |   Accrued     |        $180,000    |                   |
|-------------------------------------|--------------------|                 - |
|                     |   Paid        |        $258,000    |                   |
|-------------------------------------|--------------------|-------------------|
|Legal fees to a law firm that had    |                    |                   |
|partners who are either a director   |                    |                   |
|or an officer of the Company         |        $295,253    |           $52,011 |
|-------------------------------------|--------------------|-------------------|
|                                     |                    |                   |
|-------------------------------------|--------------------|-------------------|
|Directors fees and consulting fees   |                    |                   |
|to associates thereof                |         $27,933    |           $15,992 |
|-------------------------------------|--------------------|-------------------|
|                                     |                    |                   |
|-------------------------------------|--------------------|-------------------|
|Consulting fees paid to an officer   |                    |                   |
|prior to becoming an officer         |         $71,654    |                 - |
|=====================================|====================|===================|
|                                     |                    |                   |
--------------------------------------------------------------------------------